SECU 05039604 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Invest, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 18th Floor

(No. and Street)

Boston | Massachusetts | 02108

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Morose (617)303-6626

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

125 High Street | Boston | Massachusetts | 02110

(Address) (City) (State) (Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION MAR 0 2 2005 WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Morose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Invest, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

GWEN M. LAPADULA
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of J.P. Morgan Invest, LLC
(a wholly owned subsidiary of J.P. Morgan Invest Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Invest, LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

J.P. Morgan Invest, LLC
Statement of Financial Condition
As of December 31, 2004
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	155,155
Cash and securities segregated under federal regulations		728,679
Receivables from:		
Customers		2,962,862
Broker-dealers and clearing organizations		144,183
Securities owned, at market value		11,068
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $66,600		18,240
Other assets		47,677
	$	4,067,864

Liabilities and Member's Equity		
Liabilities		
Checks paid in excess of bank balances	$	7,071
Payables to:		
Customers		3,554,228
Broker-dealers and clearing organizations		62,151
Securities sold, not yet purchased, at market value		46
Accrued expenses and other liabilities		26,405
Income taxes payable to affiliate		26,348
		3,676,249
Member's equity		391,615
	$	4,067,864

The accompanying notes are an integral part of this financial statement.

1. **Organization and Ownership**

J.P. Morgan Invest, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of J.P. Morgan Invest Inc. ("the Parent"). The Parent is a wholly-owned subsidiary of JPMorgan Chase & Co. ("the Ultimate Parent"). The Company's principal business is that of a securities discount broker, whereby it executes orders on behalf of its customers for a commission and provides financing for such transactions.

2. **Summary of Significant Accounting Policies**

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks, and short-term money market instruments with original maturities of 90 days or less.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. The amounts accepted or pledged as collateral approximate the amounts recorded on the statement of financial condition.

Intangible Asset
On January 31, 2002 the Company acquired the business and related net assets of Dreyfus Brokerage Services Inc. ("DBS"). The purchase price for the acquisition of DBS was allocated based on the fair value of net assets acquired, including customer relationships. The Company holds an intangible asset as a result of the acquisition of DBS. The Company allocated the purchase price to customer relationships and analyzes the net present value of the customer relationships incorporating such factors as attrition rates, trading patterns, and financing needs.

Income Taxes
The Company provides for income taxes using the asset and liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis. Costs incurred for the development of software for internal use are capitalized. Furniture and equipment are depreciated over a three to ten year period. Computer equipment and capitalized software are depreciated over a three to five year period. Leasehold improvements are depreciated over the lesser of the remaining lease term or ten years.

(Dollars in thousands)

Exchange Memberships

Exchange memberships are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Use of Estimates

The accompanying statement of financial condition is prepared in conformity with generally accepted accounting principles in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Cash and Securities Segregated Under Federal Regulations

Cash of $8 and U.S. Treasury bills and notes with a market value of $728,671 were segregated for the exclusive benefit of customers at December 31, 2004, under the provisions of SEC Rule 15c3-3 with a bank affiliated with the Company.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations as of December 31, 2004, consist of the following:

Receivables	
Deposits paid for securities borrowed	$ 143,069
Securities failed to deliver	1,114
	$ 144,183
Payables	
Deposits received for securities loaned	$ 2
Payable to clearing organizations	59,860
Securities failed to receive	2,289
	$ 62,151

5. Receivables from and Payables to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. Receivables from customers are generally collateralized by customer owned marketable securities. Such collateral is not reflected in the accompanying statement of financial condition. Payables to customers primarily represent customer free credit balances.

(Dollars in thousands)

6. Intangible Asset

The gross amounts of the intangible assets and the accumulated amortization as of December 31, 2004 were $29,758 and $8,696, respectively. The net balance is included in other assets.

7. Fixed Assets

Fixed Assets and accumulated depreciation and amortization balances are summarized below:

Furniture and Equipment	$18,479
Computer Equipment	24,744
Leasehold Improvements	8,935
Capitalized Software	32,682
	84,840
Less: Accumulated depreciation and amortization	(66,600)
Net fixed assets	$ 18,240

8. Financing Activities

The Company has a $3 billion line of credit arrangement with the Ultimate Parent. Interest on borrowings under this line of credit arrangement is payable monthly at USD-LIBOR-BBA plus .20%. Borrowings are payable on demand.

The Company has a $150 million Revolving Subordinated Loan Agreement with the Ultimate Parent, which matures November 1, 2013 and bears interest at USD-LIBOR-BBA plus .25%. Additionally, the Company pays a commitment fee at the rate of 1/10th of 1% per annum on the daily average amount by which the credit exceeds the aggregate outstanding principal amount of advances made under the agreement.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

9. Income Taxes

The Company files Federal and State income tax returns as a member of a consolidated group with the Parent and its affiliates. The Company files stand alone income tax returns in the other jurisdictions in which it operates and provides for income tax expense at applicable rates.

Income taxes of $15,465 were payable to the Ultimate Parent for the Company's current and prior year federal income taxes, and $10,883 payable to the Parent for state income taxes.

Deferred income tax asset of $6,423 reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The net deferred tax assets are composed primarily of purchase accounting treatment for the acquisition of DBS, and the difference of depreciable lives of fixed assets for book and tax reporting. This balance is included in other assets.

(Dollars in thousands)

10. Capital Stock

There are 100 shares of capital stock authorized, issued and outstanding, with a par value of $10 per share.

11. **Related Party Transactions**

Cash and cash equivalents of $108,483 and cash and securities segregated under federal regulations of $728,679 are held with an affiliate of the Parent. Receivables from broker-dealers of $11,218 are due from an affiliated broker-dealer.

Payable to an affiliate of the Parent for rent and for administrative services at December 31, 2004 is $1,060 and is included in accrued expenses and other liabilities.

All inter-company transactions are charged or credited through inter-company accounts and may or may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

12. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004 the Company's adjusted net capital, as defined, of $338,212 which was 9.99% of aggregate debit balances and $270,504 in excess of the required net capital of $67,708.

13. **Financial Instruments with Credit Risks and Other Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges customer securities and collateral to satisfy margin deposits of various clearing corporations. The Company has deposited customer owned securities of $613,756 as a margin deposit at the Options Clearing Corporation as of December 31, 2004. The Company has a total of $4,141,409 of customer securities to rehypothecate. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company's customer securities activities, which can include the writing of uncovered option contracts, are transacted on either a cash or margin basis. The Company extends credit to its customers collateralized by cash and securities in the customers' accounts. In addition, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company requires customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparty's financial condition and credit ratings.

The Company monitors required margin and collateral levels daily and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

14. Contingent Liabilities

In the normal course of business, the Company is involved in various legal actions and proceedings. The Company is also involved in investigations and proceedings by governmental and self-regulatory agencies. Management of the Company, after consultation with outside legal counsel, believes the resolution of these contingencies will not result in any material adverse effect on the Company's financial position or results of operations.

15. Market Value of Financial Instruments

Securities owned at December 31, 2004 are summarized below:

	Market Value
US government obligations	$ 10,908
Common stock	160
	$ 11,068

Financial instruments held at December 31, 2004 consist primarily of cash, short-term investments, receivables and payables to/from brokers and dealers, securities owned and securities sold, but not yet purchased, which are either carried at market value or are short-term and replaceable on demand.